Exhibit 3.13

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ERICKSON TRANSPORT, INC.

Erickson Transport, Inc., an Alaskan corporation, pursuant to Section 10.06.504 of the Alaska Business Corporation Act, adopts the following Amended and Restated Articles of Incorporation which correctly set out, without change, the provisions of the articles being amended. The restated articles together with the designated amendments supersede the original articles and all amendments to the original articles.

ARTICLE 1

The name of the corporation is Erickson Transport, Inc. (the “Company”).	Division of Corporations. Business and Professional Licensing

ARTICLE 2

The purpose or purposes for which the Company is organized are to carry on general aviation services and all activities related thereto and to engage in any lawful activity for which corporations may be organized under the Alaska Business Corporation Act.

ARTICLE 3

The Company has no alien affiliates as such term is defined in AS 10.06.990.

ARTICLE 4

Authorized Shares

The Company is authorized to issue 1,000 common shares, $1.00 par value per share.

ARTICLE 5

Liability of Directors

The personal liability of a director to the Company or its shareholders for monetary damages for conduct as a director is eliminated to the fullest extent permitted by law.

We, the undersigned, declare under penalties of perjury that we have examined the foregoing and to the best of our knowledge and belief it is true, correct and complete as of the 27th day of January, 2014.

/s/ Udo Rieder	/s/ Edward Rizzuti
Udo Rieder, President	Edward Rizzuti, Secretary